Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

December 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Stacie Gorman

Re:	Fundrise Balanced eREIT II, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed December 5, 2025

File No. 024-12692

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on Form 1-A on December 5, 2025. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on December 16, 2025 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	David Roberts, Esq.